Exhibit A

Press Release
Ceragon Sets New Standards for High-Capacity Packet Aggregation Networks – Oct. 24, 2011

Ceragon Sets New Standards for High-Capacity Packet Aggregation Networks
FibeAir® IP-10Q delivers a high-density, 4 Gbps wireless backhaul solution for
Ethernet and IP/MPLS aggregation networks

Paramus, New Jersey, October 24, 2011 - Ceragon Networks Ltd. (NASDAQ: CRNT), the premier wireless backhaul specialist, today announced the release of FibeAir® IP-10Q, a high-density, wireless backhaul solution optimized for Ethernet & IP/MPLS aggregation networks. Designed to provide up to 4 Gbps of traffic, and support up to four carriers in a single rack unit, the high-density FibeAir IP-10Q enables operators to deliver high network availability, low latency and low jitter.  FibeAir IP-10Q will be unveiled at 4G World in Chicago on October 24-27 at Ceragon’s booth #924.

Built for 3G, 4G/LTE, converged and private networks, FibeAir IP-10Q features industry advanced traffic optimization technologies, enabling an ultra-high capacity, flexible and cost-optimized wireless packet backhaul solution. Its innovative frame cut-through technology also provides extremely low latency for delay-sensitive applications, with up to 70% reduction in frame delay compared to other available solutions.  The device enables operators to meet strict subscriber service level agreement (SLA) requirements through its no single point of failure (SPoF) design, and is optimized for migration from SONET/SDH aggregation networks to packet networks.  This enables easy upgrade for legacy multi-carrier wireless systems with the flexibility of maintaining radio units, antennas and cabling.

“As 4G/LTE networks rollout intensifies, operators must be ready to deal with the oncoming flood of data across their entire network,” said Hagai Zyss, EVP and GM of Short-Haul Solutions Group at Ceragon Networks. “The FibeAir IP-10Q offers operators the end-to-end wireless backhaul capacity management necessary to build out tomorrow’s aggregation networks.  This newest device in the FibeAir IP-10 series provides even more ways to tailor backhaul solutions and increase network scalability to match our customers’ needs and reduce their dependency on fiber.”

Press Release
Ceragon Sets New Standards for High-Capacity Packet Aggregation Networks – Oct. 24, 2011

Key Features for Service Providers:
•	Highest possible capacity and efficiency at any channel bandwidth
•	Up to 1 Gbps of IP traffic on a single radio channel
•	High radio density - up to 4 carriers in 1 radio unit with built-in redundancy
•	Optimized for Ethernet & IP/MPLS aggregation networks
•	Enhanced compression technology for capacity acceleration
•	Seamless replacement path of existing network elements and easy upgrade from multi-carrier systems
•	Network Management System (NMS) with full FCAPS including end-to-end Ethernet service management

About Ceragon Networks Ltd.
Ceragon Networks Ltd., (NASDAQ: CRNT) is the premier wireless backhaul specialist.  Ceragon’s high capacity wireless backhaul solutions enable cellular operators and other wireless service providers to deliver 2G/3G and LTE/4G voice and data services that enable smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 230 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries. Other names mentioned are owned by their respective holders.

Company Contact: Abigail Levy-Gurwitz Ceragon Networks Ltd. Tel. 201-853-0271 abigaill@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

Press Release
Ceragon Sets New Standards for High-Capacity Packet Aggregation Networks – Oct. 24, 2011

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com.